May 28, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Re:	Mr. David L. Orlic Clearwire Corporation Amendment No. 6 to Schedule 13E-3 Filed May 22, 2013 File No. 005-84306 Additional Definitive Materials on Schedule 14A Filed May 22, 2013 File No. 001-34196

Dear Mr. Orlic,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Amendment No. 6 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Additional Definitive Materials on Schedule 14A (File No. 001-34196) (the “Additional Definitive Materials”) that were filed with the Commission on May 22, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Sprint Nextel Corporation (“Sprint”) are based on information provided by Sprint.

In addition, and in light of discussions with the Staff regarding the changes described below, Clearwire is hereby filing this correspondence simultaneously with definitive proxy materials (the “Revised Additional Definitive Materials”) and Amendment No. 7 to the Schedule 13E-3. The Revised Additional Definitive Materials have been revised from the Additional

Definitive Materials to reflect Clearwire’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Revised Additional Definitive Materials, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Revised Additional Definitive Materials, all of which have been marked to show changes from the initial filing of the Additional Definitive Materials on Schedule 14A that were filed with the Commission on May 22, 2013.

General

1.	Staff’s comment: It appears you have updated your projections in connection with the amendment to the merger agreement; please advise. If you have made such updates, please disclose this in your background section and describe how and why the projections were revised. Please also briefly describe any material impact the revised projections may have had on the analyses of the financial advisors, or otherwise address the revisions to these analyses in your disclosure, if material.

Response: The Company respectfully advises the Staff that the prospective financial information included in the Revised Additional Definitive Materials updates the prospective financial information included in Clearwire’s definitive proxy materials to reflect the Company’s actual performance during the past two fiscal quarters and subsequent to when the initial prospective financial information was first prepared.

Based on the Staff’s comment, the Company has revised the disclosure on pages S-5-S-6 of the Revised Additional Definitive Materials to describe how and why the prospective financial information was updated. While the revised prospective financial information contained in the Revised Additional Definitive Materials was calculated with more recent financial information than the prospective financial information included in Clearwire’s definitive proxy materials, the Company does not believe the new projections are materially different from the information previously disseminated to security holders.

Centerview and Evercore updated their respective financial analysis on the basis of the revised prospective financial information, as well as updated capitalization numbers provided by the Company. However, each of Centerview and Evercore concluded that such revised prospective financial information did not have a material impact on their respective financial analysis as related to the Merger Agreement.

2.	Staff’s comment: Please provide updated summarized financial information reflecting the most recent quarterly results. Please also amend Item 13 of your Schedule 13E-3 to incorporate by reference the most recent Form 10-Q. Finally, please provide your determination as to whether the newly filed Form 10-Q contains a material change in information previously disseminated to security holders.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 7 to the Schedule 13E-3 to incorporate by reference the most recent Quarterly Report on Form 10-Q filed by the Company on April 26, 2013. The Company respectfully advises the Staff that it does not believe that the Definitive Proxy Statement contains summarized financial information that should be updated for the most recent quarterly results.

The Company also respectfully advises the Staff that it believes that its Quarterly Report on Form 10-Q filed on April 26, 2013 does not contain any material change in information previously disseminated to security holders.

3.	Staff’s comment: Disclosure in the initial going-private disclosure document stated that $2.97 was Sprint’s final offer. The going-private disclosure document has now been revised to delete this statement and provides instead that $3.40 is now the best and final offer. Please revise your disclosure to appropriately qualify the current statement as necessary.

Response: The Company respectfully advises the Staff that the Company has no further information regarding Sprint’s intentions with respect to its offer, other than the information previously disclosed in the Definitive Proxy Statement and the Additional Definitive Materials, and does not believe that additional disclosure is required.

4.	Staff’s comment: We note page S-13 of the proxy supplement states the Clearwire transaction is contingent on the Sprint-SoftBank transaction and that Sprint believes the SoftBank offer will consummate by mid-2013 subject to the consideration of the DISH proposal. Please provide additional disclosure, such as through a Q&A, addressing how shareholders should consider the going-private offer by Sprint in light of Sprint’s endorsement of the SoftBank offer but consideration of DISH’s proposal.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page S-2-S-3 of the Revised Additional Definitive Materials to address how shareholders should consider the going-private offer by Sprint in light of Sprint’s endorsement of the SoftBank offer but consideration of DISH’s proposal.

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran
Hope F. Cochran

Cc:	David Fox, Esq.

Joshua Korff, Esq.

David Feirstein, Esq.